MEDIA RELEASE
12 November 2002

Mayne 2002 Annual General Meeting Result

The shareholders of Mayne Group Limited have approved all items of ordinary and special business put forward at the company’s annual general meeting held in Melbourne today.

Among the resolutions, Peter Willcox was elected to the Board and will succeed Mark Rayner as Chairman at the end of the year.

Mr Rayner said the Directors appreciated the shareholders’ support of the resolutions and that Mr Willcox would bring to the role of Chairman significant corporate governance experience gained across a range of diverse industries.

“Peter was Chief Executive Officer of BHP Petroleum for almost a decade and also brings specific experience in the pharmacy and pharmaceutical industries, having been a director of Faulding,” Mr Rayner said.

The other items of business approved by shareholders at the meeting were the re-election of non-executive directors Judith Sloan and Peter Mason. The shareholders also approved 420,000 performance share rights to be granted to Mayne Group Managing Director and Chief Executive Officer, Stuart James, in three tranches of 140,000 each over the next three years. For Mr James to receive the full entitlement of shares the company must achieve average earnings per share growth of 15 per cent over relevant three year periods.

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